
December 6, 2024

Dustin Olson
Chief Executive Officer
PureCycle Technologies, Inc.
20 North Orange Avenue, Suite 106
Orlando, Florida 32801

  Re: PureCycle Technologies, Inc.
    Registration Statement on Form S-3
    Filed November 20, 2024
    File No. 333-283364

Dear Dustin Olson:

  We have conducted a limited review of your registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

General

1. We note your disclosure that the Selling Stockholders may sell the 50,000 Preferred Shares being registered for resale "on the principal trading market for such securities or any other stock exchange, market or trading facility on which the securities are traded or in private transactions" and that "[t]hese sales may be at fixed or negotiated prices." We also note, however, that the Preferred Shares do not appear to be traded on any existing trading market for purposes of Item 501(b)(3) of Regulation S-K. Accordingly, please revise to disclose a fixed price at which the Selling Stockholders will offer and sell the Preferred Shares for the duration of the offering or until they are listed or quoted on a trading market, or otherwise explain how you will comply with Item 501(b)(3).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jeremy W. Cleveland, Esq.